# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: iOThree Limited, CIK 0001997637
CUSIP: G4940T104
Title of class of securities: Ordinary Shares, par value $0.00625 per share
Address of issuer's principal executive offices: 140 Paya Lebar Road #07-02, AZ @ Paya Lebar, Singapore (U0), 409015
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002004155

## Reporting persons
- Eng Chye Koh: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); sole voting power 19,209,600; shared voting power 0; sole dispositive power 19,209,600; shared dispositive power 0; aggregate amount beneficially owned 19,209,600 (74.89% of the class)
  Comment: *This percentage is calculated based on 25,650,000 Ordinary Shares of the Issuer issued and outstanding as of June 30, 2025.
- All Wealthy International Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 4,927,200; shared voting power 0; sole dispositive power 4,927,200; shared dispositive power 0; aggregate amount beneficially owned 4,927,200 (19.21% of the class)
  Comment: *This percentage is calculated based on 25,650,000 Ordinary Shares of the Issuer issued and outstanding as of June 30, 2025.
- iO3 Strategic Investments Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 14,282,400; shared voting power 0; sole dispositive power 14,282,400; shared dispositive power 0; aggregate amount beneficially owned 14,282,400 (55.68% of the class)
  Comment: *This percentage is calculated based on 25,650,000 Ordinary Shares of the Issuer issued and outstanding as of June 30, 2025.

## Item 1. Issuer
Name of issuer: iOThree Limited
Address of issuer's principal executive offices: 140 Paya Lebar Road #07-02, AZ @ Paya Lebar, Singapore 409015

## Item 2. Person Filing
Name of person filing: This statement is being jointly filed by Eng Chye Koh, All Wealthy International Limited, and iO3 Strategic Investments Limited (each, a "Reporting Person").
Address of principal business office or, if none, residence: The principal business address of Eng Chye Koh is 140 Paya Lebar Road #07-02, AZ @ Paya Lebar, Singapore 409015. The principal business address of each of All Wealthy International Limited, and iO3 Strategic Investments Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
Citizenship:
Eng Chye Koh: Singapore
All Wealthy International Limited: British Virgin Islands
iO3 Strategic Investments Limited: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of the cover page for each Reporting Person.
Percent of class: See Row 11 of the cover page for each Reporting Person.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Joint Filing Agreement

Agreement by and between Eng Chye Koh, All Wealthy International Limited, and iO3 Strategic Investments Limited with respect to the filing of this Schedule 13G.*

## Signatures
- Eng Chye Koh: /s/ Eng Chye Koh, Eng Chye Koh (07/15/2025)
- All Wealthy International Limited: /s/ Eng Chye Koh, Eng Chye Koh/Director (07/15/2025)
- iO3 Strategic Investments Limited: /s/ Eng Chye Koh, Eng Chye Koh/Director (07/15/2025)